UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number [1-13703]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIX FLAGS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Six Flags, Inc.

1540 Broadway

15th Floor

New York, NY 10036

SIX FLAGS 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2008 and 2007

NOTE:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the

Six Flags 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note J of the notes to financial statements, Six Flags, Inc. (the Plan sponsor) has filed for reorganization under the protection of Chapter 11 of the Federal Bankruptcy Code.  As a result of the Plan sponsor’s bankruptcy filing, the continuation of the Plan or any affect of the bankruptcy on the Plan is uncertain.  The financial statements do not include any adjustments that might result from this uncertainty.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 29, 2009

SIX FLAGS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$40,174,634	$66,724,455
Common collective trusts	25,977,208	26,705,108
Six Flags Unitized Stock Fund	80,671	76,939
Participant loans	2,966,683	2,991,714
Total investments	69,199,196	96,498,216

Receivables:
Employer contributions	2,536,595	2,444,279
Participant contributions	287,861	154,648
Accrued interest and dividends	36,817	24,159
Total receivables	2,861,273	2,623,086

Net assets available for benefits at fair value	72,060,469	99,121,302

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	1,075,092	(60,896)

Net assets available for benefits	$73,135,561	$99,060,406

See accompanying notes to financial statements.

SIX FLAGS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
Additions to Net Assets
Investment income (loss):
Net realized and unrealized gains (losses) on investments	$(25,293,838)	$2,013,813
Interest and dividends	2,073,101	4,652,680
Total investment income (loss)	(23,220,737)	6,666,493

Contributions:
Participants	5,062,992	5,547,416
Company	2,532,305	2,456,974
Total contributions	7,595,297	8,004,390

Total additions (reductions) to net assets	(15,625,440)	14,670,883

Deductions from Net Assets
Benefits paid to participants	10,220,005	11,978,935
Administrative expenses	78,420	117,031
Transfers	980	8,675,750
Total deductions from net assets	10,299,405	20,771,716

Net decrease in net assets available for benefits	(25,924,845)	(6,100,833)

Net assets available for benefits at beginning of year	99,060,406	105,161,239

Net assets available for benefits at end of year	$73,135,561	$99,060,406

See accompanying notes to financial statements.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

A.    Description of the Plan

The following description of the Six Flags 401(k) Plan (the “Plan”) provides only general information.  Six Flags, Inc. (the “Company”) sponsors the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Company’s corporate offices are located in New York City, New York.

General

The Plan is a defined contribution plan covering all employees of the Company and certain subsidiaries, who have completed one year of service and a minimum of 1,000 hours worked, and have reached the age of 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 50% of their total compensation not to exceed the maximum deferral amount allowable under current federal income tax law.

The Company matches the participant’s deferral contribution at 100% up to 3% plus 50% of the next 2% of eligible compensation.  The Company makes matching contributions once a year to participants that are employed by the Company at the end of the year.  During 2008 and 2007 the Company’s matching contributions approximated $2,532,000 and $2,444,000, respectively.  The Company may also elect to make a portion of its contribution in Company stock.  There is a 10% maximum cap on Company stock permitted in the Plan.  This applies to employee elections and employee portfolio balances.  In addition, the Company has the option of making a profit sharing contribution.  No contribution of Company stock and no profit sharing contributions were made during 2008 and 2007.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions and an allocation of: (a) the Company’s contributions; (b) Plan earnings; and (c) administrative expenses.  Allocations are based on the provisions of the Plan.

Vesting

Participant contributions and the Company’s safe harbor matching contributions to the Plan plus actual earnings or losses thereon are fully vested at all times.  Vesting in other Company contributions, and earnings thereon is based on a four-year vesting schedule whereas upon attaining three years of service participants becomes 50% vested and upon attaining four years of service participants become 100% vested in such other Company contributions.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A.    Description of the Plan — continued

Administrative Expenses

The Plan pays for all investment and record-keeping fees.  Administrative fees paid by the Plan in 2008 and 2007 approximated $78,000 and $117,000, respectively.

Investment Options

Upon enrollment in the Plan a participant may direct employer and employee contributions in 1% increments in any of the 17 available investment options.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, the vested benefits, as defined, are paid to the participant or their beneficiaries either in a lump sum or other form of settlement.

A participant may receive a hardship distribution of their salary reduction contributions if the distribution is: (1) on account of medical expenses incurred by the participant, their spouse, or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence (5) for funeral expenses for a member of the participant’s family; (6) for an immediate and heavy financial need of the participant.

Participant Loans

Participants are allowed to borrow from their individual account an amount limited to the lesser of $50,000 or one-half of the participant’s vested account balance and the minimum loan amount is $1,000.  Loan terms range from one to five years, except if the loan is for the purchase of a primary residence for which the loan term is ten years.  The loans bear an interest rate of prime plus 1% and are credited to the participant’s account from which they were borrowed.  At December 31, 2008, interest rates ranged from 4.25% to 10.59%.

Forfeited Accounts

Forfeitures of terminated participants’ non-vested accounts are used to offset employer contributions to the Plan.  Forfeitures of approximately $18,000 and $120,000 were used to offset employer contributions in 2008 and 2007, respectively.   Approximately $28,000 and $26,000 in unallocated forfeitures remained at December 31, 2008 and 2007, respectively.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from these estimates.

Investments

The Plan’s investments are stated at fair value as of the end of the year.  Shares of registered investment companies and the Six Flags Unitized Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the end of the year.  Investment gains and losses are accounted for using the average cost basis of the securities sold.

The net realized and unrealized gains (losses) on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Purchases and sales of investments are reflected on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.  The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

The Plan accounts for its investment in the Schwab Stable Value Fund in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the accompanying statements of net assets available for benefits presents the fair values of the investment in the Schwab Stable Value Fund as well as the adjustment of the investment from fair value to contract value relating to such investment contracts.  The accompanying statements of changes in net assets available for benefits are prepared on a contract-value basis. The average yield earned by the underling investments of the Schwab Stable Value Fund during 2008 and 2007 was 5.25% and 4.45%, respectively.   The average yield of the underlying investments, after an adjustment to reflect the actual interest credited to participants, was 3.72% and 4.27% during 2008 and 2007, respectively.

Payment of Benefits

Benefits are recorded when paid.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C.    Investments

Effective January 1, 2008, the Plan adopted the disclosure requirements of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance for carrying instruments at fair value.

The fair values of the Plan’s SFAS No. 157 Level 1 assets are measured by their quoted prices in active markets.  Fair value measurement bases of SFAS No. 157 Level 2 assets include:

•                  Six Flags Unitized Stock Fund - Quoted prices in active markets for similar assets and information provided by the manager of the unitized investment accounts.

•                  Collective trust funds - The values reported by the Plan’s third-party trustee, audited financial statements of the funds, and transaction prices before and after the Plan’s year end.

•                  Participant loans - The unpaid principal balances which equal their exit values when collected or by deemed distributions if they are not repaid.

	Level 1	Level 2	Total

Registered investment companies	$40,174,634	$—	$40,174,634
Common collective trusts	—	25,977,208	25,977,208
Six Flags Unitized Stock Fund	—	80,671	80,671
Participant loans	—	2,966,683	2,966,683

Total	$40,174,634	$29,024,562	$69,199,196

Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

2008

Schwab Stable Value Fund	$22,145,032
Janus Balanced Fund	6,659,236
Eaton Vance Large Cap Value A Fund	6,163,558
Janus Fund	5,768,330
Vanguard Index 500	5,752,248
Brandywine Fund	4,743,593
Pimco Total Return Fund	4,530,444

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C.    Investments — continued

2007

Schwab Stable Value Fund	$2,289,068
DWS-Scudder Dreman High Return Equity Fund A	13,651,087
Janus Fund	9,719,102
Vanguard Index 500	9,485,671
Janus Balanced Fund	8,636,445
Brandywine Fund	6,147,650
DWS-Scudder International Equity Investment	5,736,604

During 2008 and 2007 the net realized and unrealized gains (losses) on investments were comprised of the following:

	2008	2007

Mutual funds	$(24,191,514)	$821,072
Common collective trusts	(842,696)	1,251,845
Six Flags Unitized Stock Fund	(259,628)	(59,104)

Net realized and unrealized gains (losses) on investments	$(25,293,838)	$2,013,813

D.    Nonparticipant-Directed Investments

As of December 31, 2007, the Plan had an approximately $122,000 matching receivable comprised of nonparticipant-directed Company stock.  The Company made no such contributions of stock for the year ended December 31, 2008.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

E.     Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, to Schedule H of Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$73,135,561	$99,060,406
Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(1,075,092)	60,896

Net assets available for benefits per the Form 5500	$72,060,469	$99,121,302

The reconciling items are due to the difference in the method of accounting used in preparing the Form 5500 for government reporting purposes as compared to the Plan’s financial statements.  The modified cash basis was used to prepare the Form 5500, whereas the Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.  Government reporting rules also require the common collective trusts to be reported at fair value, while accounting standards require them to be reported at contract value in net assets available for benefits.

F.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified the Plan is required to operate in conformity with the Code to maintain its tax-exempt qualification.  The Plan has been subsequently amended since the date of its last determination letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

G.    Parties-in-Interest Transactions

Plan participants have the option of selecting investments offered by affiliates of the Trustee as well as the Six Flags Unitized Stock Fund.  These transactions qualify as party-in-interest transactions. Transactions in such investments are exempt from the prohibited transaction rules.

SIX FLAGS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

H.    Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination all participants shall become 100% vested in all amounts credited to their account.  Plan assets would be distributed to the participants at the discretion of the Company or continue to be held in a trust fund to be distributed to each participant upon retirement, death, permanent disability, or termination of employment.

I.      Plan Amendments

Effective, January 1, 2007, the Plan was amended and restated to be a safe-harbor plan including provisions allowing the Company to make employer matching contributions in cash or Company stock. Effective, January 1, 2008, the Plan was amended to include provisions for participants to make Roth contributions and in-service withdrawals from non-safe harbor matching contributions.

J.     Subsequent Event

On June 13, 2009, the Company filed for reorganization under the protection of Chapter 11 of the Federal Bankruptcy Code.  Management of the Company entered the bankruptcy with a plan of reorganization which was submitted to the Federal Bankruptcy Court for approval.  In connection with the process, the continuation of the Plan or any affect of the bankruptcy on the Plan is uncertain and the accompanying financial statements do not include any adjustments that might result from this uncertainty.

SUPPLEMENTAL SCHEDULES

SIX FLAGS 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE

OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2008

EIN:   13-3995059

Plan:   002

Total that Constitutes Nonexempt Prohibited Transactions

	Participant			Contributions	Contributions	Total Fully
	Contributions		Contributions	Corrected	Pending	Corrected Under
	Transferred Late		not	Outside	Correction	VFCP and PTE
Year	to the Plan		Corrected	VFCP	in VFCP	2002-51

2007	$52,214	*	$—	$52,214	$—	$—

2008	44,283		—	44,283	—	—

*       Amount represents 2007 contributions that were corrected in 2008

SIX FLAGS 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

EIN:   13-3995059

Plan:   002

		(c)		(e)
	(b) Identity	Description	(d)	Current
(a)	of Issuer	of Investments	Cost	Value

*	Schwab Funds	Stable Value Fund	**	$22,145,032
	Janus	Balanced Fund	**	6,659,236
	Eaton Vance	Large Cap Value A	**	6,163,558
	Janus	Janus Fund	**	5,768,330
	Vanguard	Index 500	**	5,752,248
	Brandywine Funds	Brandywine Fund	**	4,743,593
	PIMCO Funds	Total Return Fund	**	4,530,444
	Artisan	Mid Cap Value Fund	**	3,335,879
	DWS-Scudder	International Equity Inv	**	2,794,223
*	Schwab Funds	Managed Retirement 2020	**	1,477,489
*	Schwab Funds	Managed Retirement 2030	**	1,002,943
*	Schwab Funds	Managed Retirement 2040	**	637,884
*	Schwab Funds	Managed Retirement 2010	**	607,583
	Royce	Total Return Fund	**	427,123
*	Six Flags	Unitized Stock Fund	**	80,671
*	Schwab Funds	Managed Retirement 2050	**	80,602
*	Schwab Funds	Managed Retirement Inc.	**	25,675
*	Participant loans	1 to 10 years, 4.25% to 10.59%	- 0 -	2,966,683

				$69,199,196

*       Represents a party-in-interest to the Plan as defined by ERISA.

**     Cost not necessary because all investments are participant directed.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-139200 on Form S-8 of Six Flags, Inc. of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Six Flags 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), which report appears in the December 31, 2008 annual report on Form 11-K of the Six Flags 401(k) Plan.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 29, 2009